Exhibit 16.1

October 1, 2013

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

We have read Item 4.01 included in the Form 8-K dated today of Citadel EFT, Inc.. to be filed with the Securities and Exchange Commission and we agree except for the ‘no disagreements’ phrase.

We had no disagreements on any matters involving accounting principles or practices, disclosures or auditing scope in any annual or quarterly financial statements filed to date.

We did have a disagreement on a planned asset purchase.  We were asked to review a key valuation report which gave a number we did not believe was properly supported.  After extensive discussions with the valuation expert, we told Citadel that the proposed valuation was inappropriate based on the available evidence.  We believe we were terminated because of our position.

Sincerely,

/s/ MaloneBailey, LLP

MaloneBailey, LLP

Houston, Texas

www.malone-bailey.com